UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 21, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Report of the statutory auditor on the proposal of the Board of Directors for the appropriation of available earnings, which will be considered by shareholders of UBS Group AG at the extraordinary general meeting to be held on 19 November 2020. The report appears immediately following this page.

Report of the statutory auditor

on the proposal of the Board of Directors for the appropriation of available earnings as of 31 December 2019 of

UBS Group AG, Zurich

Building a better working world

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4051 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the Extraordinary General Meeting of

UBS Group AG, Zurich

Basel, 19 October 2020

As statutory auditor, we have audited the accompanying proposal of the Board of Directors for the appropriation of available earnings as of 31 December 2019 of UBS Group AG.

Board of Directors' responsibility
The Board of Directors is responsible for compliance with the legal requirements and the company's articles of incorporation in connection with the appropriation of available earnings.

Auditor's responsibility
Our responsibility is to express an opinion on the accompanying proposal for the appropriation of available earnings based on our audit. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the requirements arising from the law and the company's articles of incorporation have been fulfilled.

An audit involves performing procedures to obtain audit evidence whether the requirements arising from the law and the company's articles of incorporation have been fulfilled. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material breaches of the legal requirements and the company's articles of incorporation, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the proposal of the Board of Directors for the appropriation of available earnings complies with Swiss law and the company's articles of incorporation.

Ernst & Young Ltd

Maurice McCormick	Bruno Patusi
Licensed audit expert	Licensed audit expert
(Auditor in charge)	

Enclosure

- Proposal of the Board of Directors for the appropriation of available earnings as of 31 December 2019

Extraordinary General shareholders' meeting of UBS Group AG on 19 November 2020:

PROPOSAL OF THE BOARD OF DIRECTORS

For the distribution of a dividend out of special dividend reserve (within capital contribution reserve and appropriated from total profit) of UBS Group AG

The Board of Directors of UBS Group AG proposes as follows:

The Board of Directors proposes a dividend distribution of USD 0.365 (gross) in cash per share of CHF 0.10 par value under the terms set out in the table below.

The dividend distribution is declared in US dollars. Shareholders whose shares are held through SIX SIS AG will receive dividends in Swiss francs, based on a published exchange rate calculated up to five decimal places on the day prior to the ex-dividend date. Shareholders holding shares through the Depository Trust Company or directly registered in the US share register with Computershare will be paid dividends in US dollars. The total amount of the dividend distribution will be capped at CHF 2,628 million (the Cap). To the extent that the Swiss franc equivalent of the total dividend distribution would exceed the Cap on the day of the 2020 EGM, based on the exchange rate determined by the Board of Directors in its reasonable opinion, the US dollar per share amount of the dividend will be reduced on a pro rata basis so that the total Swiss franc amount does not exceed the Cap.

Proposed dividend distribution out of special dividend reserve (within capital contribution reserve (50%) and appropriated from total profit (50%))

	USD million	CHF million[2]
Special dividend reserve within capital contribution reserve: USD 0.1825 per dividend-bearing share[1]	654	600
Special dividend reserve (appropriated from total profit): USD 0.1825 per dividend-bearing share[1]	654	600
Total special dividend reserve before proposed dividend distribution	**1,308**	**1,200**
Dividend distribution: USD 0.365 (gross) per dividend-bearing share, USD 0.1825 of which out of special dividend reserve within capital contribution reserve	(654)	(600)
Dividend distribution: USD 0.365 (gross) per dividend-bearing share, USD 0.1825 of which out of special dividend reserve (appropriated from total profit)	(654)	(600)
Total special dividend reserve after proposed dividend distribution	**0**	**0**

1 During the second quarter of 2020, as approved by the Annual General Meeting held on 29 April 2020, an appropriation to special dividend reserve was made for all dividend bearing shares as of the record date 6 May 2020, half of it within capital contribution reserve within the general reserve and the other half from total profit available for appropriation. Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG. 2 For illustrative purposes, translated at closing exchange rate as of 30 September 2020 (CHF/USD 1.09)

To the extent that the total dividend distribution of USD 0.365 (gross) per dividend-bearing share differs from the total special dividend reserve of USD 1,308 million, half of such a difference will be balanced through the capital contribution reserve and the other half through the voluntary earnings reserve.

Provided that the proposed dividend distribution is approved, the payment of the dividend will be made on 27 November 2020 to holders of shares on the record date 25 November 2020. The shares will be traded ex-dividend as of 24 November 2020 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 23 November 2020.

Explanation

Following the approved dividend distribution at the 2020 AGM of USD 0.365 per share, with the remaining amount of USD 0.365 per share apportioned to a special dividend reserve, the Board of Directors proposes an extraordinary dividend distribution of USD 0.365 (gross) in cash per share of CHF 0.10 par value out of the special dividend reserve.

As a result of the change in the presentation currency from Swiss francs to US dollars, since April 2020 UBS Group AG has declared its dividend in US dollar. However, shareholders whose shares are held through SIX SIS AG will still receive their dividends converted into Swiss francs.

Due to capital maintenance provisions under the Swiss Code of Obligations, a technical cap in Swiss francs to the dividend payment is required. The proposed Cap of CHF 2,628 million is expected to give sufficient headroom to accommodate even significant currency fluctuations.

Half of the extraordinary dividend distribution of USD 0.365 (gross) in cash per share is payable out of the special dividend reserve appropriated from total profit and the other half out of the special dividend reserve within the capital contribution reserve due to a change in Swiss tax law. The portion of the dividend paid out of the special dividend reserve appropriated from total profit will be subject to a 35% Swiss withholding tax. To the extent that the total dividend distribution of USD 0.365 (gross) per dividend-bearing share differs from the total special dividend reserve of USD 1,308 million, the portion paid from the voluntary earnings reserve will also be subject to a 35% Swiss withholding tax.

Zurich, 16 October 2020

UBS Group AG

Axel A. Weber	Markus Baumann
Chairman of the Board of Directors	Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_ ____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  October 21, 2020